U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File No.:  001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1860 ‑ 400 Burrard Street, Vancouver, British Columbia, Canada  V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒Form 20-F	☐Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com
MFC INDUSTRIAL COMPLETES ACQUISITION OF WESTERN EUROPEAN BANK AND ANNOUNCES NAME CHANGE TO "MFC BANCORP LTD."

NEW YORK (February 1, 2016) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) announces that it has completed the acquisition of BAWAG Malta Bank Ltd. (the "Bank").  The Company also announces that its board of directors has approved changing the Company's name to "MFC Bancorp Ltd." effective February 16, 2016.

Bank Acquisition

MFC acquired BAWAG Malta Bank Ltd., a Western European bank, from BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse Aktiengesellschaft for consideration of EUR 90.8 million, approximately equal to the net realizable value of the Bank upon completion.  The Bank will be renamed "MFC Merchant Bank Ltd." to more accurately reflect its future operations.  This acquisition will not have a material impact on MFC’s liquidity.

MFC’s corporate goal is to become a premier regulated trade finance institution, utilizing its supply chain platform as the foundation to offer banking, trade and structured finance and other complimentary services, and this acquisition is an important step toward that goal.

As part of the MFC Group, the Bank will not engage in retail banking, commercial banking or universal banking, but instead will provide specialty banking services, focused on structured and trade finance, to MFC’s customers, suppliers, and group members, among others.  These products will include:

-	Bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities;

-	With and without recourse factoring;

-	Forfaiting;

-	Discounting of bills of exchange and promissory notes.

-	Purchase financing collateralized by the product;

-	Inventory financing collateralized by inventory;

-	Structured trade finance, including advisory services, in conjunction with export credit agencies; and

-	Merchant banking products and services.

MFC Merchant Bank Ltd.’s customer deposits will mainly be comprised of small and medium sized corporate clients, who may also be trade and structured finance customers, as well as MFC Group companies and other related entities.  In addition, we will integrate MFC’s existing long-standing banking relationships with the Bank to support our corporate vision.

The back office is a significant burden to a bank because it is the major driver of operating expenditures.  However, in order to maintain a variable cost structure, the Bank will outsource major back office services as well as internal functions such as technology, internal audit and payment services to third parties.

1

Name Change

The Company also announces that, in order to better reflect its focus on trade and structured finance, merchant banking and supply chain activities, its board of directors has approved the change of the Company's name back to "MFC Bancorp Ltd.", which will become effective on February 16, 2016.

The Company's common shares will commence trading on the New York Stock Exchange under the new symbol "MFCB" as of the open of trading on February 16, 2016.

Upon completion of the name change, the Company's new website address will be: www.mfcbancorpltd.com.

Gerardo Cortina, President and Chief Executive Officer of MFC, commented: "This acquisition is an important step toward executing our long-term strategy to leverage our trade finance and supply chain platform by offering additional complementary trade and structured finance products. The addition of an 'in-house' bank to our group enables us to provide our business partners regulated services and solutions which we believe will enhance our margin and revenue profile.”

He concluded, “We are excited to welcome our new colleagues at the Bank to our group and look forward to working with them to enhance value for shareholders.”

About MFC

MFC is a finance and supply chain company, which facilitates the working capital and other requirements of our customers and suppliers.  Our business activities involve customized structured financial solutions and are supported by captive sources and products secured by third parties.  We do business in multiple geographies and specialize in a wide range of industrial products such as metals, minerals, electricity/power, steel products, ferro-alloys, chemicals and wood products.

Disclaimer for Forward-Looking Information

This news release contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding anticipated benefits of the Company's Bank acquisition, future business prospects and any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) economic and market conditions; (iii) competition in our business segments; (iv) our ability to integrate and realize the anticipated benefits of our acquisitions, including the acquisition of the Bank; (v) counterparty risks; and (vi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management's Discussion and Analysis for the three and nine months ended September 30, 2015, filed with the Canadian securities regulators.
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FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD.
Suite 1860 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on January 29, 2016.

3.	News Release:

On February 1, 2016, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

On February 1, 2016, the Company announced that it would be changing its name to "MFC Bancorp Ltd.", effective February 16, 2016.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

The Company will be changing its name to "MFC Bancorp Ltd.", effective February 16, 2016. Under the new name, the Company's common shares will commence trading on the New York Stock Exchange under the new symbol "MFCB" as of the open of trading on February 16, 2016.

For further information, please refer to the Company's news release dated February 1, 2016, a copy of which is attached hereto.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Samuel Morrow
Chief Financial Officer
Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

February 1, 2016

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com
MFC INDUSTRIAL COMPLETES ACQUISITION OF WESTERN EUROPEAN BANK AND ANNOUNCES NAME CHANGE TO "MFC BANCORP LTD."

NEW YORK (February 1, 2016) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) announces that it has completed the acquisition of BAWAG Malta Bank Ltd. (the "Bank").  The Company also announces that its board of directors has approved changing the Company's name to "MFC Bancorp Ltd." effective February 16, 2016.

Bank Acquisition

MFC acquired BAWAG Malta Bank Ltd., a Western European bank, from BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse Aktiengesellschaft for consideration of EUR 90.8 million, approximately equal to the net realizable value of the Bank upon completion.  The Bank will be renamed "MFC Merchant Bank Ltd." to more accurately reflect its future operations.  This acquisition will not have a material impact on MFC’s liquidity.

MFC’s corporate goal is to become a premier regulated trade finance institution, utilizing its supply chain platform as the foundation to offer banking, trade and structured finance and other complimentary services, and this acquisition is an important step toward that goal.

As part of the MFC Group, the Bank will not engage in retail banking, commercial banking or universal banking, but instead will provide specialty banking services, focused on structured and trade finance, to MFC’s customers, suppliers, and group members, among others.  These products will include:

-	Bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities;

-	With and without recourse factoring;

-	Forfaiting;

-	Discounting of bills of exchange and promissory notes.

-	Purchase financing collateralized by the product;

-	Inventory financing collateralized by inventory;

-	Structured trade finance, including advisory services, in conjunction with export credit agencies; and

-	Merchant banking products and services.

MFC Merchant Bank Ltd.’s customer deposits will mainly be comprised of small and medium sized corporate clients, who may also be trade and structured finance customers, as well as MFC Group companies and other related entities.  In addition, we will integrate MFC’s existing long-standing banking relationships with the Bank to support our corporate vision.

The back office is a significant burden to a bank because it is the major driver of operating expenditures.  However, in order to maintain a variable cost structure, the Bank will outsource major back office services as well as internal functions such as technology, internal audit and payment services to third parties.

Name Change

The Company also announces that, in order to better reflect its focus on trade and structured finance, merchant banking and supply chain activities, its board of directors has approved the change of the Company's name back to "MFC Bancorp Ltd.", which will become effective on February 16, 2016.

The Company's common shares will commence trading on the New York Stock Exchange under the new symbol "MFCB" as of the open of trading on February 16, 2016.

Upon completion of the name change, the Company's new website address will be: www.mfcbancorpltd.com.

Gerardo Cortina, President and Chief Executive Officer of MFC, commented: "This acquisition is an important step toward executing our long-term strategy to leverage our trade finance and supply chain platform by offering additional complementary trade and structured finance products. The addition of an 'in-house' bank to our group enables us to provide our business partners regulated services and solutions which we believe will enhance our margin and revenue profile.”

He concluded, “We are excited to welcome our new colleagues at the Bank to our group and look forward to working with them to enhance value for shareholders.”

About MFC

MFC is a finance and supply chain company, which facilitates the working capital and other requirements of our customers and suppliers.  Our business activities involve customized structured financial solutions and are supported by captive sources and products secured by third parties.  We do business in multiple geographies and specialize in a wide range of industrial products such as metals, minerals, electricity/power, steel products, ferro-alloys, chemicals and wood products.

Disclaimer for Forward-Looking Information

This news release contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding anticipated benefits of the Company's Bank acquisition, future business prospects and any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) economic and market conditions; (iii) competition in our business segments; (iv) our ability to integrate and realize the anticipated benefits of our acquisitions, including the acquisition of the Bank; (v) counterparty risks; and (vi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management's Discussion and Analysis for the three and nine months ended September 30, 2015, filed with the Canadian securities regulators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	February 1, 2016